Baillie Gifford Funds
c/o Baillie Gifford Overseas Limited
Calton Square
1 Greenside Row
Edinburgh
EH13AN

U.S. Securities and Exchange Commission
100 F Street NE
Washington, DC 20549
Attention: Filings – Form 40-17G

April 24, 2026

Re: Fidelity Bond Filing on Form 40-17G/SEC File No. 811-10145
         Baillie Gifford Funds (the "Funds")

Ladies and Gentlemen:

Rule 17g-1 (the "Rule") of the Investment Company Act of 1940, as amended, requires that each registered management investment company provide and maintain a bond that shall be issued by a reputable fidelity insurance company authorized to do business in the place where the bond is issued, against larceny and embezzlement. In accordance with the Rule and the rules and regulations of the U.S. Securities and Exchange Commission, electronically transmitted for filing pursuant to the Rule, is the bond between the Funds and Lloyd's Syndicate CGM 2488, with a copy of the resolutions of the Board of Trustees, including a majority of Trustees who are not "interested persons" of the Funds, approving the form and amount of the bond. Please be advised that the premium covers the period April 20, 2026 through April 20, 2027.

Should you have any questions or comments regarding the enclosed, please do not hesitate to contact me via e-mail at Sharon.allen@bailliegifford.com.

Sincerely yours,

DocuSigned by:

Sharon Allen
F4F28CA6509B46E...
/s/ Sharon Allen
Sharon Allen
Baillie Gifford Funds

Enclosures

BAILLIE GIFFORD FUNDS
BAILLIE GIFFORD ETF TRUST
BAILLIE GIFFORD INSTITUTIONAL TRUST

(the "Trust," and each series of the Trust being referred to as a "Fund")

Certified extract of the draft minutes of a Meeting of the Board of Trustees of each of the Trusts (the "Board") held by in person on March 25 and 26, 2026.

Fidelity Bond Arrangements – All Trusts

VOTED: That the Board determines, after considering all relevant factors, including, but not limited to, (i) the value of the aggregate assets of the Trust to which any covered person may have access, (ii) the types and terms of the arrangements made for the custody and safekeeping of such assets, and (iii) the nature of securities in the portfolio of the Trust, that the Trust's fidelity bond arrangements are reasonable in form and amount; that the amount, type, form, coverage and terms (including the premium) of the fidelity bond arrangements in substantially the form presented to this meeting be, and they hereby are, ratified and approved; and that the officers of the Trust be, and each of them singly hereby is, authorized, in the name of and on behalf of the Trust, to take any and all actions necessary to effect such arrangements.

Fidelit Bond Allocation Agreement – All Trusts

VOTED: That the form of Joint Fidelity Bond Allocation Agreement by and between each Trust, substantially in the form presented at this meeting, and with such other changes as may be recommended by counsel be, and hereby, is approved.

Insurance Arrangements – All Trusts

VOTED: That the Trust's E&O/D&O insurance arrangements, and the Trusts' Side A Difference in Condition insurance arrangements for the Independent Board Members and Trustee Advisor, in the amount, type, coverage and terms (including the premium) presented to this meeting be, and they hereby are, ratified and approved; and that the officers of the Trust be, and each of them singly hereby is, authorized, in the name of and on behalf of the Trust, to take any and all actions necessary to effect such arrangements.

DocuSigned by:

Gareth Griffiths

BB27D3E7DCB8403...

On behalf of each Trust
Gareth Griffiths
Secretary of Baillie Gifford Funds



Willis Limited
51 Lime Street London
Telephone: +44 (0)2031246000 Fax: +44 (0)2031248223 Website: www.wtwco.com

CONTRACT
OF
INSURANCE

UMR:	**B080154509P26**
CONTRACTHOLDER:	**Baillie Gifford Funds** and as more fully defined in the contract wording
PRINCIPAL ADDRESS:	**c/o Baillie Gifford Overseas Limited** **Calton Square** **1 Greenside Row** **Edinburgh** **EH1 3AN** **United Kingdom**
TYPE:	**Insurance of:** **Fidelity Bond Insurance** and as more fully defined in the contract wording.
BOND PERIOD:	**From: 20 April 2026** **To: 20 April 2027** Both Days at 12:01am local standard time at the principal address of the Insured

1. RISK DETAILS

UNIQUE MARKET REFERENCE: B080154509P26

TYPE: Insurance of:

Fidelity Bond Insurance and as more fully set forth in the contract wording(s).

CONTRACT HOLDER: Baillie Gifford Funds

and as more fully set forth in the contract wording(s).

ADDRESS: c/o Baillie Gifford Overseas Limited
Calton Square
1 Greenside Row
Edinburgh
EH1 3AN
United Kingdom

BOND PERIOD: From: 20 April 2026
To: 20 April 2027
Both Days at 12:01am local standard time at the principal address of the Insured

INTEREST: Fidelity Bond Insurance

INSURED INVESTMENT COMPANY: Baillie Gifford Funds

Baillie Gifford Health Innovation Equities Fund

Baillie Gifford Asia Ex Japan Fund

Baillie Gifford Developed EAFE All Cap Fund

Baillie Gifford EAFE Plus All Cap Fund

Baillie Gifford Emerging Markets Equities Fund

Baillie Gifford Global Alpha Equities Fund

Baillie Gifford Global Stewardship Equities Fund

Baillie Gifford International Alpha Fund

Baillie Gifford International Concentrated Growth Equities Fund

Baillie Gifford International Growth Fund

Baillie Gifford International Smaller Companies Fund

Baillie Gifford Long Term Global Growth Fund

Baillie Gifford Emerging Markets ex China Fund

Baillie Gifford Positive Change Equities Fund

Baillie Gifford U.S. Equity Growth Fund

Baillie Gifford Multi Asset Fund

Baillie Gifford China A Shares Growth Fund

Baillie Gifford Japan Growth Fund

Baillie Gifford U.S. Discovery Fund

Baillie Gifford China Equities Fund

Baillie Gifford International All Cap Fund

Baillie Gifford International Alpha ETF

Baillie Gifford Emerging Markets ETF

Baillie Gifford International Concentrated Growth ETF

Baillie Gifford U.S. Equity Growth ETF

Baillie Gifford Long Term Global Growth ETF

Baillie Gifford Institutional Long Term Global Growth Fund

LIMIT (ANY ONE LOSS):

Coverage Form	Limit	Deductible
1. Employee	USD 2,500,000	USD 10,000
2. On Premises	USD 2,500,000	USD 10,000
3. In Transit	USD 2,500,000	USD 10,000
4. Forgery or Alteration	USD 2,500,000	USD 10,000
5. Extended Forgery	USD 2,500,000	USD 10,000
6. Counterfeit Currency	USD 2,500,000	USD 10,000
7. Threats to Person	USD 2,500,000	USD 10,000

8. Computer
   System   USD 2,500,000   USD 10,000

9. Voice Initiated
   Transfer Fraud   USD 2,500,000   USD 10,000

10. Uncollectible
    Items of Deposit USD 2,500,000   USD 5,000

11. Audit Expense   USD 2,500,000   USD 5,000

12. Unauthorized
    Signature   USD 2,500,000   USD 10,000

SITUATION:

Worldwide

CONDITIONS:

All terms and conditions as set forth in the contract wording(s), including any endorsements, if applicable (as attached), such wording being: Baillie Gifford Funds - Fidelity Bond Wording.

Losses/Claims to be notified via Willis Towers Watson,
FINEX - Claims Department,
51 Lime Street,
London EC3M 7DQ,
United Kingdom

ficlaims@wtwco.com

Nothing in this contract shall be construed as a condition precedent or a warranty unless it is expressly stated as such in the Contract.

COMPANY:

Lloyd's Syndicate No. 2488 CGM

CLAIMS PAYABLE IN:

USD

NOTICE OF CLAIM NOMINEE:

Notice of all claims and/or circumstances should be made to Insurers via ficlaims@wtwco.com. Notifications may be copied in writing to WTW, FINEX - Claims Department, 51 Lime Street, London EC3M 7DQ, United Kingdom.

CHOICE OF LAW AND JURISDICTION:

his contract (including without limitation any issues arising out of or in connection with its negotiation, validity, enforceability or other noncontractual disputes) is in all respects to be construed in accordance with and governed by the law of New York State, USA only, without regard to New York choice of law principles. Subject to any arbitration provision(s) in the contract (which will prevail over this provision), insurers and the insured agree:

i) That any dispute(s) arising out of or in connection with this contract are subject to the exclusive jurisdiction of the courts of New York State, USA (or, if applicable, U.S. Federal Courts sitting in New York State) ("the Selected Court");

ii) To comply with all requirements necessary to give the Selected Court jurisdiction;

iii) To waive any objection on the grounds of forum non convenience or otherwise; and

iv) To not issue or cause to be issued any legal proceedings in respect of this contract in any country other than the country of the Selected Court except for legal proceedings to enforce a final judgment of the Selected Court or any interim proceedings to protect the position of either party in support of proceedings commenced or to be commenced in the Selected Court

PREMIUM: USD 8,500 in full for 100% for the Bond Period.

Any return premium will be calculated, stated and payable by insurers as net of all Broker Remuneration and Deductions as allowed.

PREMIUM PAYMENT TERMS: None

TAXES PAYABLE BY CONTRACT HOLDER AND ADMINISTERED BY INSURER(S): 12% UK Insurance Premium Tax payable on 100% of the Premium

TAXES PAYABLE BY INSURERS AND ADMINISTERED BY CONTRACT HOLDER OR THEIR AGENT: None

RECORDING, TRANSMITTING AND STORING INFORMATION: Where Willis Limited maintains risk and claims data/information/ documents Willis Limited may hold data/information/documents electronically.

INSURER CONTRACT DOCUMENTATION: This contract document details the contract terms entered into by the insurer(s) and constitutes the contract document.

Any further documentation changing this contract agreed in accordance with the contract change provisions set out in this contract, shall form the evidence of such change.

NOTICE OF CANCELLATION PROVISIONS:

Where (re)insurers have the right to give notice of cancellation, in accordance with the provisions of the contract, then:

To the extent provided by the contract, the Slip Leader is authorised to issue such notice on behalf of all participating (re)insurers; and (optionally)

any (re)insurer may issue such notice in respect of its own participation.

The content and format of any such notice should be in accordance with the 'Notice of Cancellation' standard, as published by the London Market Group (LMG), or their successor body, on behalf of London Market Associations and participants. However failure to comply with this standard will not affect the validity of the notice given.

The notice shall be provided to the broker by the following means:

By an email to FINEXNOC@wtwco.com

Failure to comply with this delivery requirement will make the notice null and void. Satisfactory delivery of the notice will cause it to be effective irrespective of whether the broker has acknowledged receipt.

Wording

The **Insurer**, in consideration of payment of or agreement to pay the required premium, agrees to pay the **Insured** for:

Insuring Clauses

Employee

1. Loss resulting directly from **Larceny or Embezzlement** or any other dishonest, fraudulent, malicious or criminal act committed by any **Employee,** alone or in collusion with others.

On Premises

2. Loss of **Property** resulting directly from robbery, burglary, false pretenses, common law or statutory larceny, misplacement, mysterious unexplainable disappearance, damage, destruction or removal, from the possession, custody or control of the **Insured**, while such **Property** is lodged or deposited at premises located anywhere.

In Transit

3. Loss of **Property** resulting directly from common law or statutory larceny, misplacement, mysterious unexplainable disappearance, damage or destruction, while the **Property** is in transit anywhere, including:
   (a) in an armored motor vehicle, including loading and unloading;
   (b) in the custody of a natural person acting as a messenger of the **Insured**; or
   (c) in the custody of a **Transportation Company** and being transported in a conveyance other than an armored motor vehicle provided, however, that covered **Property** transported in such manner is limited to the following:
      (i) written records;
      (ii) securities issued in registered form, which are not endorsed or are restrictively endorsed; or
      (iii) negotiable instruments not payable to bearer, which are not endorsed or are restrictively endorsed.

   Coverage under this Insuring Clause begins immediately on the receipt of such **Property** by the natural person or **Transportation Company** and ends immediately on delivery to the premises of the addressee or to any representative of the addressee located anywhere.

Forgery Or Alteration

4. Loss resulting directly from:
   (a) **Forgery** on, or fraudulent material alteration of, any bills of exchange, checks, drafts, acceptances, certificates of deposits, promissory notes, due bills, money orders, orders upon public treasuries, letters of credit, other written promises, orders or directions to pay sums certain in money, or receipts for the withdrawal of **Property**; or
   (b) transferring, paying or delivering any funds or other **Property**, or establishing any credit or giving any value in reliance on any written instructions, advices or applications directed to the **Insured** authorizing, requesting or acknowledging (i) the transfer, payment, delivery or receipt of funds or other **Property** and/or (ii) the updating of account information, which instructions, advices or applications fraudulently purport to bear the handwritten signature of any customer of the **Insured**, or shareholder or subscriber to shares of an **Investment Company**, or of any **Financial Organization** or **Employee** but which instructions, advices or applications either:
      (i) bear a **Forgery** or have been fraudulently materially altered without the knowledge and consent of such customer, shareholder, subscriber, **Financial Organization** or **Employee**; or
      (ii) have been made by **Fraudulent Impersonation**,

   excluding, however, under this Insuring Clause any loss covered under Insuring Clause 5. of this policy, whether or not coverage for Insuring Clause 5. is provided for in the Schedule of this policy.

   For this Insuring Clause, a mechanically or electronically reproduced facsimile signature is treated the same as a handwritten signature.

Extended Forgery

5.   Loss resulting directly from the **Insured**, or any **Financial Organization** acting on the **Insured's** behalf, having, in good faith, and in the ordinary course of business, for its own account or the account of others in any capacity:
      (a)   acquired, accepted or received, sold or delivered, or given value, extended credit or assumed liability, in reliance on any original **Securities, Documents or other Written Instruments** which prove to:
            (i)   bear a **Forgery** or a fraudulently material alteration;
            (ii)   have been lost or stolen; or
            (iii) be **Counterfeit**; or
      (b)   guaranteed in writing or witnessed any signatures on any transfer, assignment, bill of sale, power of attorney, guarantee, endorsement or other obligation upon or in connection with any Securities, documents or other written instruments.

      Actual possession, and continued actual possession if taken as collateral, of such **Securities, Documents or other Written Instruments** by an **Employee**, **Custodian**, or a Federal or State chartered deposit institution of the **Insured** is a condition of the **Insured** having relied on such items. Release or return of such collateral is an acknowledgment by the **Insured** that it no longer relies on such collateral.

      For this Insuring Clause, a mechanically or electronically reproduced facsimile signature is treated the same as a handwritten signature.

Counterfeit Money

6.   Loss resulting directly from the receipt by the **Insured** in good faith of any **Counterfeit** money.

Threats To Person or Property

7.   Loss resulting directly from surrender of **Property** or electronic transfer of funds away from an office of the **Insured** as a result of a threat communicated to the **Insured** to do bodily harm to an **Employee** as defined in Definition 8 (a), (b) and (e), a **Relative** or invitee of such **Employee**, or a resident of the household of such **Employee**, who is, or allegedly is, being held captive or to do harm to the **Property** of the **Insured** provided, however, that prior to the surrender of such **Property**:
      (a)   the **Employee** who receives the threat has made a reasonable effort to notify an officer of the **Insured** who is not involved in such threat; and
      (b)   the **Insured** has made a reasonable effort to notify the Federal Bureau of Investigation or local law enforcement authorities concerning such threat.

      It is agreed that for purposes of this Insuring Clause, any **Employee** of the **Insured**, as set forth in the preceding paragraph, will be deemed to be an **Insured** hereunder, but only with respect to the surrender of money, securities and other tangible personal property in which such **Employee** has a legal or equitable interest.

Computer System

8.   Loss resulting directly from:
      (a)   criminal, dishonest, fraudulent or malicious:
            (i)   entries of data into; or
            (ii)   changes, destruction, deletion, abstraction, extraction or replication of data elements or programs within,
            a **Computer System**, where the criminal, dishonest, fraudulent or malicious entry, change or replication causes:
            (i)   funds or other property to be transferred, paid or delivered;
            (ii)   an account of the **Insured** or of its customer to be updated, added, deleted, debited or credited; or
            (iii) an unauthorized account or a fictitious account to be debited or credited.
      (b)   the **Insured** or any **Financial Organization** acting on behalf of the **Insured**, having acted or relied upon any electronic communications purporting to have been, but were not, directed by another office or department of the **Insured**, a customer or client of the **Insured**, any **Financial Organization** or any **Service Bureau**; or

(c)　　a customer or client of the **Insured**, any **Financial Organization** or any **Service Bureau** having acted or relied upon any electronic communications either purporting to have been, but were not, directed by the **Insured** or by any **Financial Organization** acting on behalf of the **Insured**, for which **Loss** the **Insured** is legally liable to said customer or client, **Financial Organization** or **Service Bureau**; or

(d)　　the introduction or activation of any malware; or

(e)　　any act which would constitute an offence under the Computer Misuse Act 1990 (UK) or any similar legislation in any jurisdiction in which the Loss is discovered.

Voice Initiated Funds Transfer Instruction

9.　　Loss resulting directly from **Voice Initiated Funds Transfer Instruction** directed to the **Insured** authorizing the transfer of dividends or redemption proceeds of **Investment Company** shares from a **Customer's** account, provided such **Voice Initiated Funds Transfer Instruction** was:

(a)　　received at the **Insured's** offices by those **Employees** of the **Insured** specifically authorized to receive the **Voice Initiated Funds Transfer Instruction**;

(b)　　made by a person purporting to be a **Customer,** purporting to be acting on behalf of a **Customer** or purporting to be an **Employee** authorized by the **Insured** to give **Voice initiated Funds Transfer Instructions** to other **Employees**; and

(c)　　made by the person for causing the **Insured** or **Customer** to sustain a loss or making an improper personal financial gain for such person or any other person.

All **Voice Initiated Funds Transfer Instructions** must be received and processed in accordance with the Designated Procedures outlined in the **Application** furnished to the **Insurer**. The foregoing Designated Procedures shall not apply where the **Insured** (or any **Financial Organization** acting on the **Insured's** behalf) or an **Employee** followed such Designated Procedures but were fraudulently deceived into believing: 1) that such instruction was genuine, when in fact it was not; or 2) such Designated Procedures were either: (i) not necessary; or (ii) had been followed, when in fact they were not.

Uncollectable Items of Deposit

10.　　Loss resulting directly from the **Insured** having credited an account of a customer, shareholder or subscriber on the faith of any **Items of Deposit** which prove to be uncollectable, where the crediting of such account causes:

(a)　　redemptions or withdrawals to be permitted;

(b)　　shares to be issued; or

(c)　　dividends to be paid,

from an account of an **Insured**.

The **Insured** will hold such **Items of Deposit** for the minimum number of days stated in the **Application** before permitting any redemptions or withdrawals, issuing any shares or paying any dividends with respect to such **Items of Deposit**.

Items of Deposit will not be deemed uncollectable until the **Insured's** standard collection procedures have failed.

Items of Deposit will not be deemed uncollectible until the **Insured's** standard collection procedures have failed.

Audit Expense

11.　　Expense incurred by the **Insured** for that part of the cost of audits or examinations required by any governmental regulatory authority or self-regulatory organization to be conducted by such authority, organization or their appointee by reason of the discovery of loss sustained by the **Insured** and covered by this policy.

Unauthorized Signature

12.　　Loss resulting directly from the **Insured** having accepted, paid or cashed any check or Withdrawal Order made or drawn on or against the account of the **Insured's** customer which bears the signature or endorsement of one other than a person whose name and signature is on file with the **Insured** as a signatory on such account.

In respect of this Insuring Clause the **Insured** must have on file signatures of all the persons who are signatories on such account.

Fraudulent retention of funds or property

13. Loss which is incurred by reason of **Fraudulent Retention** as a direct result of:
    (i) the misdirection or erroneous transfer of funds or **Property** by the **Insured** or by a **Financial Organization** acting upon instructions from the **Insured**, to a third party recipient account other than that actually intended; or
    (ii) the transfer of funds or **Property** by the **Insured** or by a **Financial Organization** acting upon instructions from the **Insured**, to a third party recipient account in an amount greater than that actually intended.

    Special Condition

    The **Insured** shall make reasonable endeavours to secure the recovery of such funds or **Property**.

Verification, Reconstitution and Removal Costs

14. Loss in respect of fees, costs and expenses incurred and paid by the **Insured**, with the prior approval of **Insurers** for the verification, reconstitution, or removal of electronic computer instructions or malware following a loss covered under Insuring Clause 8. and/or 9.

General Agreements

Additional Companies included as Insured

A. If more than one corporation, or **Investment Company**, or any combination of them is included as the **Insured**:
   (1) The total liability of the **Insurer** under this policy for loss or losses sustained by any one or more or all of them will not exceed the limit for which the **Insurer** would be liable under this policy if all such loss were sustained by any one of them.
   (2) Only the first named **Insured** will be deemed to be the sole agent of the others for all purposes under this policy, including the giving or receiving of any notice or proof required to be given and for effecting or accepting any amendments to or termination of this policy. The **Insurer** will furnish each **Investment Company** with a copy of the Policy and with any amendment of the Policy, together with a copy of each formal filing of claim by any other named **Insured** and notification of the terms of the settlement of each such claim prior to the execution of such settlement.
   (3) The **Insurer** will not be responsible for the proper application of any payment made hereunder to **Policyholder**.
   (4) If the first named **Insured** ceases for any reason to be covered under this policy, then the **Insured** next named on the **Application** will thereafter be considered as the first named **Policyholder** for the purposes of this policy.

Additional Offices or Employees - Consolidation Merger or Purchase or Acquisition of Assets or Liabilities - Notice to Insurer

B. If the **Policyholder**, while this policy is in force, merges or consolidates with another institution, the **Insured** will not have the coverage, afforded under this policy for loss which has:
   (1) occurred or will occur on premises; or
   (2) been caused or will be caused by an employee; or
   (3) arisen or will arise out of the assets or liabilities,
   of such institution, unless the **Insured**:
   (a) gives the **Insurer** written notice of the proposed consolidation, merger or purchase or acquisition of assets or liabilities prior to the proposed effective date of such action; and
   (b) obtains the written consent of the **Insurer** to extend some or all of the coverage provided by this policy to such additional exposure; and
   (c) on obtaining such consent, pays to the **Insurer** an additional premium.

Change of Control - Notice to an Insurer

C. When the INSURED learns of a change in control (other than in an **Investment Company**), as set forth in Section 2(a) (9) of the Investment Company Act of 1940, the INSURED will within ninety (90) days give written notice to the **Insurer** setting forth:
   (1) the names of the transferors and transferees (or the names of the beneficial owners if the voting securities are registered in another name);
   (2) the total number of voting securities owned by the transferors and the transferees (or the beneficial owners), both immediately before and after the transfer; and

(3) the total number of outstanding voting securities.

Failure to give the required notice will result in termination of coverage for any loss involving a transferee in respect of any act, omission or event occurring or arising thereafter, to be effective on the date of such change in control.

Creation of Another Fund

D. If, during the **Policy Period**, an **Insured** creates or adopts a company, limited partnership or limited liability partnership to use as a private investment fund, then that company, limited partnership or limited liability partnership is automatically an **Insured** under this policy with effect from the date of that creation or adoption (but only with respect to loss first discovered after that creation or adoption).

Court Costs and Attorneys' Fees

E. The **Insurer** will indemnify the **Insured** for court costs and reasonable attorneys' fees incurred and paid by the **Insured** in defense, whether or not successful, whether or not fully litigated on the merits and whether or not settled, of any claim, suit or legal proceeding with respect to which the **Insured** may recover under this policy. However, with respect to Insuring Clause 1, this Section will only apply in the event that:
(1) an **Employee** admits to being guilty of **Larceny or Embezzlement** or any other dishonest, fraudulent or criminal act;
(2) an **Employee** is adjudicated to be guilty of **Larceny or Embezzlement** or any other dishonest, fraudulent or criminal act; or
(3) in the absence of (1) or (2) above, an arbitration panel agrees, after a review of an agreed statement of facts between the **Insurer** and the **Insured**, that an Employee would be found guilty of **Larceny or Embezzlement** or any other dishonest, fraudulent or criminal act if such **Employee** were prosecuted.

The **Insured** must promptly give notice to the **Insurer** of any such suit or legal proceeding and at the request of the **Insurer** must furnish copies of all requested pleadings and pertinent papers to the **Insurer**. The **Insurer** may associate effectively with the **Insured** in the defense of all or part of such legal proceeding. The **Insured** must provide all reasonable information and assistance as required by the **Insurer** for such defense.

If the **Insurer** declines to associate effectively with the **Insured** in the defence of the **Insured**, no settlement without the prior written consent of the **Insurer** nor judgment against the **Insured** will determine the existence, extent or amount of coverage under this policy.

If the amount demanded in any such suit or legal proceeding is within the **Deductible**, if any, the **Insurer** will have no liability for court costs and attorney's fees incurred in defending all or part of such suit or legal proceeding.

If the amount demanded in any such suit or legal proceeding is in excess of the **Limit of Liability** for the applicable Insuring Clause, the **Insurer's** liability for court costs and attorney's fees incurred in defending all or part of such suit or legal proceedings is limited to the proportion of such court costs and attorney's fees incurred that the **Limit of Liability** for the applicable Insuring Clause bears to the total of the amount demanded in such suit or legal proceeding.

If the amount demanded in any such suit or legal proceeding is in excess of the **Deductible**, if any, but within the **Limit of Liability** for the applicable Insuring Clause, the **Insurer's** liability for court costs and attorney's fees incurred in defending all or part of such suit or legal proceedings will be limited to the proportion of such court costs or attorney's fees that the amount demanded that would be payable under this policy after application of the **Deductible**, bears to the total amount demanded.

Amounts paid by the **Insurer** for court costs and attorneys' fees will be in addition to the **Limit of Liability**.

Definitions

1. **Application** means the proposal form for this policy and its attachments, together with all other material information submitted to the **Insurer** specifically in connection with the application for this policy.

2. **Authenticated** means a method of authenticating the contents of a communication by:
(i) affixing thereto a valid test key which has been exchanged between the relevant parties for the purpose of protecting the integrity of the communications; or
(ii) a call back to a person other than the person who initiated the instructions or advices and who is authorized to initiate or approve the transmission of such communication; or

(iii)   the use of a digital signature; or

(iv)   the use of a username and password (including one-time SMS passwords) or PIN; or

(v)   biometric authentication, symmetric-key authentication, or any other recognized two-factor system for e-authentication.

Notwithstanding the above, where the **Insured** (or any financial organization acting on the **Insured's** behalf) or an employee of the **Insured** or such financial organization was fraudulently deceived into believing that a communication or instruction has been **Authenticated**, such communication or instruction will be deemed to have been **Authenticated** when in fact it was not.

3.   **Computer System** means a computer and all input, output, processing, storage, off-line media libraries, and communication facilities which are connected to the computer. ▼

Computer System includes:
(i)   cloud computing and other on-line storage or virtual drive facilities for the storing and synchronization of digital content and data which are accessible through connection to the internet and private networks; and

(ii)   internet or media enabled smartphones, televisions, handheld tablet computers or similar devices with similar capabilities, whether data and/or Wi-Fi enabled.

A **Computer System** may be used or operated (and not necessarily owned) by the **Insured** or any financial organization acting on the behalf of the **Insured**, for all purposes of this policy.

4.   **Counterfeit** means an imitation of an actual valid original which is intended to deceive and be taken as the original.

5.   **Custodian** means the institution designated by an **Investment Company** to maintain possession and control of its assets.

6.   **Customer** means an individual, corporate, partnership, trust customer, shareholder or subscriber of an **Investment Company** which has a written agreement with the **Insured** for **Voice Initiated Funds Transfer Instruction**.

7.   **Excess** means the amount set forth as Excess in the Schedule.

8.   **Employee** means:
(a)   an officer of the **Insured**;

(b)   a natural person while in the regular service of the **Insured** at any of the **Insured's** premises and compensated directly by the **Insured** through its payroll system and subject to the United States Internal Revenue Service Form W-2 or equivalent income reporting plans of other countries, and whom the **Insured** has the right to control and direct both as to the result to be accomplished and details and means by which such result is accomplished in the performance of such service;

(c)   a guest student pursuing studies or performing duties in any of the **Insured's** Premises;

(d)   an attorney retained by the **Insured** and an employee of such attorney while either is performing legal services for the **Insured**;

(e)   a natural person provided by an employment contractor to perform employee duties for the **Insured** under the **Insured's** supervision at any of the **Insured's** premises;

(f)   an employee of an institution merged or consolidated with the **Insured** prior to the effective date of this policy;

(g)   a director or trustee of the **Insured**, but only while performing acts within the scope of the customary and usual duties of any officer or other employee of the **Insured** or while acting as a member of any committee duly elected or appointed to examine or audit or have custody of or access to **Property** of the **Insured**; or

(h)   each natural person, partnership or corporation authorized by written agreement with the **Insured** to perform services as electronic data processor of checks or other accounting records related to such checks but only while such person, partnership or corporation is actually performing such services and not:
(i)   creating, preparing, modifying or maintaining the **Insured's** computer software or programs; or

(ii)   acting as transfer agent or in any other agency capacity in issuing checks, drafts or securities for the **Insured**;

(i)   any partner, officer or employee of an investment advisor, an insurer (distributor), a transfer agent or shareholder accounting record keeper, or an administrator, for an **Insured** while performing acts coming within the scope of the customary and usual duties of an officer or employee of an **Insured** or acting as a member of any committee duly elected or appointed to examine, audit or have custody of or access to **Property** of an **Insured**.

The term **Employee** does not include any partner, officer or employee of a transfer agent, shareholder accounting recordkeeper or administrator:

(1)   which is not an "affiliated person" (as defined in Section 2(a) of the Investment Company Act of 1940) of an **Insured** or of the investment advisor or insurer (distributor) of such **Insured**; or

(2)   which is a "bank" (as defined in Section 2(a) of the Investment Company Act of 1940).

This policy does not afford coverage in favor of the employers of persons as set forth in 7. (d), (e) and (h) above, and upon payment to the **Insured** by the **Insurer** resulting directly from **Larceny or Embezzlement** committed by any of the partners, officers or employees of such employers, whether acting alone or in collusion with others, an assignment of such of the **Insured's** rights and causes of action as it may have against such employers by reason of such acts so committed will, to the extent of such payment, be given by the **Insured** to the **Insurer**, and the **Insured** must execute all papers reasonably necessary to secure to the **Insurer** the rights provided for in this Contract.

Each employer of persons as set forth in 8. (d), (e) and (h) above and the partners, officers and other employees of such employers will collectively be deemed to be one person for all the purposes of this policy; excepting, however, the fifth paragraph of Section 12.

Independent contractors not specified in 8. (d), (e) and (h) above, intermediaries, agents, brokers or other representatives of the same general character will not be considered **Employees**.

9.   **Financial Organization** means:

(a)   any bank, credit institution, financial institution, undertaking for collective investment in securities, investment firm, asset management company, building society, friendly society or similar entity;

(b)   a recognised investment exchange, recognised clearing house, designated investment exchange or designated clearing house, overseas investment exchange or overseas clearing house;

(c)   any regulated investment exchange or clearing house of the same type and nature as described in sub-clause (ii) above operating in any other country worldwide;

(d)   any custodian; or

(e)   any multilateral trading facility (MTF), alternative trading system (ATS) or electronic communication network (ECN) providing services or functionality of a similar nature to the organizations described in (i) to (iv) above.

10.   **Forgery** means the signing of the name of another natural person with the intent to deceive but does not mean a signature which consists in whole or in part of one's own name, with or without authority, in any capacity for any purpose.

11.   **Fraudulent Impersonation** means the intentional and fraudulent deceiving of an **Employee** authorized by the **Insured** to transfer, pay, deliver or receive funds or property and/or to update account information by a **Fraudulent Impersonator** to believe that such **Fraudulent Impersonator** is a person or entity authorized to instruct or advise the **Insured** to authorize, direct or acknowledge the transfer, payment, delivery or receipt of funds or property and/or to update account information.

12.   **Fraudulent Impersonator** only means a natural person or entity purporting to be another natural person or entity for the intentional and fraudulent purpose of deceiving an **Employee**.

13.   **Fraudulent retention** means:

(a)   the fraudulent or wrongful retention of funds or **Property** by a third party recipient without contractual or other legal right to such retention;

(b)   the inability to recover any funds or **Property** erroneously transferred into the account of a third party recipient, despite all reasonable efforts to secure such recovery, solely because:

(i)   the third party recipient is unknown; or

(ii)   such funds or **Property** have been misappropriated.

14.   **Instruction** means a written order to the issuer of an **Uncertificated Security** requesting that the transfer, pledge or release from pledge of the specified **Uncertificated Security** be registered.

15.   **Insured** means Baillie Gifford Funds, any fund identified as an Insured Investment Company in the Schedule, and any sub-fund, any associated general partner, limited partner, limited liability partner, managing member, limited company, limited liability company or any similar entity.

16.   **Insurer** means the insurer(s) or underwriter(s) subscribing hereto.

17.   **Items of Deposit** means one or more checks or drafts drawn upon a **Financial Organization**.

18. **Larceny or Embezzlement** means larceny or embezzlement as defined in Section 37 of the Investment Company Act of 1940.

19. **Limit of Liability** means the amount set forth as Limit of Liability in the Schedule.

20. **Policyholder** means Baillie Gifford Funds.

21. **Policy Period** means the period of time shown in the Schedule.

22. **Property** means money, revenue and other stamps; securities; including any note, stock, treasury stock, bond, debenture, evidence of indebtedness, certificate of deposit, certificate of interest or participation in any profit sharing agreement, collateral trust certificate, pre-organization certificate or subscription, transferable share, investment contract, voting trust certificate, certificate of deposit for a security, fractional undivided interest in oil, gas, or other mineral rights, any interest or instruments commonly known as a security under the Investment Company Act of 1940, any other certificate of interest or participation in, temporary or interim certificate for, receipt for, guarantee of, or warrant or right to subscribe to or purchase any of the foregoing; bills of exchange; acceptances; checks; **Withdrawal Orders**; money orders; travelers' letters of credit; bills of lading; abstracts of title; insurance policies, deeds, mortgages on real estate and/or upon chattels and interests therein; assignments of such policies, deeds or mortgages; other valuable papers, including books of accounts and other records used by the **Insured** in the conduct of its business (but excluding all electronic data processing records); and, all other instruments similar to or in the nature of the foregoing and any other property (whether tangible or intangible) in which the **Insured** acquired an interest at the time of the **Insured's** consolidation or merger with, or purchase of the principal assets of, a predecessor or which are held by the **Insured** for any purpose or in any capacity and whether so held gratuitously or not and whether or not the **Insured** is liable therefor.

23. **Relative** means the spouse, civil or domestic partner of an **Employee** or partner of the **Insured** and any child supported wholly by, or living in the home of, such **Employee** or partner.

24. **Securities, Documents or other Written Instruments** means original (including original counterparts) negotiable or non-negotiable instruments, or assignments, which in and of themselves represent an equitable interest, ownership, or debt and which are in the ordinary course of business transferable by delivery of such instruments with any necessary endorsements or assignments.

25. **Subsidiary** means any entity that exists at or prior to the inception date of this policy, is named in the **Application** or is created during the **Policy Period** and of which more than fifty percent (50%) of the outstanding securities or voting rights representing the present right to vote for election of directors is owned or controlled by the **Insured** either directly or through one or more of its subsidiaries.

26. **Transportation Company** means any organization which provides its own or its leased vehicles for transportation or which provides freight forwarding or air express services.

27. **Uncertificated Security** means a share, participation or other interest in property of or an enterprise of the issuer or an obligation of the issuer, which is:
    (a)   not represented by an instrument and the transfer of which is registered on books maintained for that purpose by or on behalf of the issuer, and
    (b)   of a type commonly dealt in on securities exchanges or markets, and
    (c)   either one of a class or series or by its terms divisible into a class or series of shares, participations, interests or obligations.

28. **Voice Initiated Election** means any election concerning dividend options available to **Insured's** shareholders or subscribers which is requested by voice over the telephone.

29. **Voice Initiated Redemption** means any redemption of shares issued by an **Insured** which is requested by voice over the telephone.

30. **Voice Initiated Funds Transfer Instruction** means any **Voice Initiated Redemption** or **Voice Initiated Election.**

31. **Withdrawal Order** means a non-negotiable instrument, other than an **Instruction**, signed by a customer of the **Insured** authorizing the **Insured** to debit the customer's account in the amount of funds stated.

General Exclusions - Applicable to All Insuring Clauses

1.   This policy does not directly or indirectly cover:

(a)   loss not reported to the **Insurer** in writing within sixty (60) days after termination of this policy as an entirety;

(b)   loss due to riot or civil commotion outside the United States of America and Canada, or any loss due to military, naval or usurped power, war or insurrection. This Section 1 (b), however, does not apply to loss which occurs in transit in the circumstances recited in Insuring Clause 3., where when such transit was initiated there was no knowledge on the part of any person acting for the **Insured** of such riot, civil commotion, military, naval or usurped power, war or insurrection;

(c)   loss resulting from the effects of nuclear fission or fusion or radioactivity;

(d)   loss of potential income not realized by the **Insured**;

(e)   damages of any type for which the **Insured** is legally liable, except compensatory damages, but not multiples, arising from a loss covered under this policy;

(f)   costs, fees and expenses incurred by the **Insured** in establishing the existence of or amount of loss under this policy, except to the extent covered under Insuring Clause 11.;

(g)   loss resulting from indirect or consequential loss of any nature;

(h)   loss resulting from dishonest acts by any member of the Board of Directors or Board of Trustees of the **Insured** who is not an **Employee**, acting alone or in collusion with others;

(i)   loss, or that part of any loss, resulting solely from any violation by the **Insured** or by any **Employee**:
(1)   of any law regulating:
a.   the issuance, purchase or sale of securities;
b.   securities transactions on security or commodity exchanges or the over the counter market;
c.   investment companies;
d.   investment advisors; or
(2)   of any rule or regulation made pursuant to any such law,
except to the extent covered under Insuring Clause 1;

(j)   loss of confidential information, material or data except to the extent that such confidential information, material or data is used to support or facilitate the commission of an act otherwise covered by this policy;

(k)   loss resulting from voice requests or instructions received over the telephone, provided however, this Section 1 (k) does not apply to Insuring Clause 1., 4., 7. or 9.

Specific Exclusions - Applicable to all Insuring Clauses except Insuring Clauses 1., 4. and 5.

2.   This policy does not directly or indirectly cover:

(a)   loss caused by the dishonest, fraudulent or criminal act of an **Employee**, provided, however, this Section 2 (a) does not apply to loss covered under Insuring Clause 2. or 3. which results directly from misplacement, mysterious unexplainable disappearance, or damage or destruction of **Property**;

(b)   loss through the surrender of property away from premises of the **Insured** as a result of a threat:
(i)   to do bodily harm to any natural person, except loss of **Property** in transit in the custody of any person acting as messenger of the **Insured**, where when such transit was initiated there was no knowledge by the **Insured** of any such threat; or
(ii)   to do damage to the premises or **Property** of the **Insured**;
and provided further that this Section 2 (b). does not apply to Insuring Clause 7;

(c)   loss resulting from payments made or withdrawals from any account involving erroneous credits to such account;

(d) loss involving **Items of Deposit** which are not finally paid for any reason provided however, that this Section 2 (d) does not apply to Insuring Clause 10.;

(e) loss of property while in the mail;

(f) loss resulting from the failure of a financial or depository institution, its receiver or other liquidator to pay or deliver funds or other **Property** to the **Insured** provided further that this Section 2 (f) does not apply to loss of **Property** resulting directly from robbery, burglary, misplacement, mysterious unexplainable disappearance, damage, destruction or removal from the possession, custody or control of the **Insured**;

(g) loss of **Property** while in the custody of a **Transportation Company,** provided however, that this Section 2 (g) does not apply to Insuring Clause 3.;

(h) loss resulting from entries or changes made by a natural person with authorized access to a **Computer System** who acts in good faith on instructions, unless such instructions are given to that person by a software contractor or its partner, officer, or employee authorized by the **Insured** to design, develop, prepare, supply, service, write or implement programs for the **Insured's Computer System**; or

(i) loss resulting directly or indirectly from the input of data into a **Computer System** terminal, either on the premises of the customer of the **Insured** or under the control of such a customer, by a customer or other person who had authorized access to the customer's authentication mechanism except when such person accesses such system beyond the authority authorized by the **Insured**.

Specific Exclusions - Applicable To All Insuring Clauses Except Insuring Clauses 1., 4. and 5.

3. This policy does not directly or indirectly cover:

(a) loss resulting from the complete or partial non-payment of or default on any loan whether such loan was procured in good faith or through trick, artifice, fraud or false pretenses; provided, however, this Section 3 (a) does not apply to Insuring Clause 8.;

(b) loss resulting from forgery or any alteration; provided, however, this Section 3 (b) does not apply to Insuring Clause 8.;

(c) loss involving a counterfeit provided, however, this Section 3 (c) does not apply to Insuring Clause 6.

General Conditions

Limit of Liability/Non- Reduction and Non-Accumulation of Liability

4. At all times prior to termination of this policy, this policy will continue in force for the **Policy Period**, notwithstanding any previous loss for which the **Insurer** may have paid or be liable to pay under this policy provided, however, that the liability of the **Insurer** under this policy with respect to all loss resulting from:
   (a) any one act of burglary, robbery or hold-up, or attempt thereat, in which no **Employee** is concerned or implicated, or
   (b) any one unintentional or negligent act on the part of any one person resulting in damage to or destruction or misplacement of **Property**, or
   (c) all acts, other than those specified in a. above, of any one person, or
   (d) any one casualty or event other than those specified in (a), (b), or (c) above, will be deemed to be one loss and will be limited to the applicable **Limit of Liability** of this policy irrespective of the total amount of such loss or losses and will not be cumulative in amounts from year to year or from period to period.

All acts, as specified in (c) above, of any one person which:
(i) directly or indirectly aid in any way wrongful acts of any other person or persons, or
(ii) permit the continuation of wrongful acts of any other person or persons
whether such acts are committed with or without the knowledge of the wrongful acts of the person so aided, and whether such acts are committed with or without the intent to aid such other person, will be deemed to be one loss with the wrongful acts of all persons so aided.

Discovery

5.   This policy applies only to loss first discovered by the **Insured** during the **Policy Period**. Discovery occurs at the earlier of the first named **Insured's** board of directors, head of legal department, or head of compliance department being aware of:
(a)   facts which may subsequently result in a loss of a type covered by this policy, or
(b)   an actual or potential claim in which it is alleged that the **Insured** is liable to a third party,
regardless of when the act or acts causing or contributing to such loss occurred, even though the amount of loss does not exceed the applicable **Deductible**, or the exact amount or details of loss may not then be known.

Notice to Insurer - Proof - Legal Proceedings Against Insurer

6.   (a)   The **Insured** must give the **Insurer** notice of loss at the earliest reasonably practicable moment after discovery, not to exceed sixty (60) days after the end of the **Policy Period**, in an amount that is in excess of fifty percent (50%) of the applicable **Deductible**.

Such notice should be made to the **Insurer** via the broker at the following e-mail address:

ficlaims@wtwco.com

The date that the e-mail was sent shall constitute the date that notice was given and proof that the e-mail was sent shall be sufficient proof of notice.

Within thirty (30) working days of the receipt of the information by the **Insurer**, the **Insurer** will provide a written and reasoned statement of its position relating to cover.

(b)   The **Insured** must furnish to the **Insurer** proof of loss, duly sworn to, with full particulars within six (6) months after giving written notice of same to the **Insurer** (or with the agreement of the insurer, within such further period as agreed to in writing).

(c)   Securities listed in a proof of loss will be identified by certificate or bond numbers, if issued with them.

(d)   Legal proceedings for the recovery of any loss under this policy may not be brought prior to the expiration of sixty (60) days after the proof of loss is filed with the **Insurer**.

(e)   This policy affords coverage only in favor of the **Insured**. No claim, suit, action or legal proceedings may be brought under this policy by anyone other than the **Insured**.

(f)   Proof of loss involving **Voice Initiated Funds Transfer Instruction** must include electronic recordings of such instructions.

(g)   If an **Insured** is unable to give notice pursuant to this General Condition due to being prohibited from disclosing information by an official body, then:
(a)   the **Insured** will be permitted to give written notice within twenty four (24) months after the end of the **Policy period**; and
(b)   notification to the **Insurers** must be made as soon as reasonably practical, but in any event within sixty (60) days of the **Insured** being allowed to make such disclosure by the official body.

Deductible Amount

7.   With respect to any one loss, the **Insurer** shall only be liable for that amount of the loss which is in excess of the applicable **Deductible**, but in no event for more than the applicable **Limit of Liability**.

There will be no **Deductible** applicable to any loss under Insuring Clause 1. sustained by any **Insured**.

Valuation

8.   **BOOKS OF ACCOUNT OR OTHER RECORDS**

The value of any loss of **Property** consisting of books of account or other records used by the **Insured** in the conduct of its business will be the amount paid by the **Insured** for blank books, blank pages, or other materials which replace the lost books of account or other records, plus the cost of labor paid by the **Insured** for the actual transcription or copying of data to reproduce such books of account or other records.

The value of any loss of **Property** other than books of account or other records used by the **Insured** in the conduct of its business, for which a claim is made will be determined by the average market value of such **Property** on the business day immediately preceding discovery of such loss provided, however, that the value of any **Property** replaced by the **Insured** with the consent of the **Insurer** and prior to the settlement of any claim for such **Property** will be the actual market value at the time of replacement.

In the case of a loss of interim certificates, warrants, rights or other securities, the production of which is necessary to the exercise of subscription, conversion, redemption or deposit privileges, the value of them will be the market value of such privileges immediately preceding their expiration if the loss is not discovered until after their expiration. If no market price is quoted for such **Property** or for such privileges, the value will be fixed by agreement between the parties.

OTHER PROPERTY

The value of any loss of **Property,** other than as stated above, will be the actual cash value or the cost of repairing or replacing such **Property** with **Property** of like quality and value, whichever is less.

Securities Settlement

9.   In the event of a loss of securities covered under this policy, the **Insurer** may, at its sole discretion, purchase replacement securities, tender the value of the securities in money, or issue its indemnity to replace securities.

The indemnity required from the **Insured** under the terms of this Section against all loss, cost or expense arising from the replacement of securities by the **Insurer's** indemnity will be:
(a)   for securities having a value less than or equal to the applicable **Deductible** - one hundred percent (100%);
(b)   for securities having a value in excess of the **Deductible** but within the applicable **Limit of Liability** - the percentage that the **Deductible** bears to the value of the securities;
(c)   for securities having a value greater than the applicable **Limit of Liability** - the percentage that the **Deductible** and portion in excess of the applicable **Limit of Liability** bears to the value of the securities.

The value referred to in Section 9 (a), (b), and (c) is the value in accordance with Section 8, VALUATION, regardless of the value of such securities at the time the loss under the **Insurer's** indemnity is sustained.

The **Insurer** is not required to issue its indemnity for any portion of a loss of securities which is not covered by this policy; however, the **Insurer** may do so as a courtesy to the **Insured** and at its sole discretion.

The **Insured** must pay the proportion of the **Insurer's** premium charge for the **Insurer's** indemnity as set forth in Section 9 (a), (b), and (c). No portion of the **Limit of Liability** may be used as payment of premium for any indemnity purchased by the **Insured** to obtain replacement securities.

Subrogation - Assignment - Recovery

10.   In the event of a payment under this policy, the **Insurer** will be subrogated to all of the **Insured's** rights of recovery against any person or entity to the extent of such payment. On request, the **Insured** must deliver to the **Insurer** an assignment of the **Insured's** rights, title and interest and causes of action against any person or entity to the extent of such payment.

The **Insurer** shall advise the **Policyholder** before exercising such rights of subrogation.

Recoveries, whether effected by the **Insurer** or by the **Insured**, will be applied net of the expense of such recovery in the following order:
(a)   first, to the satisfaction of the **Insured's** loss which would otherwise have been paid but for the fact that it is in excess of the applicable **Limit of Liability**;
(b)   second, to the **Insurer** in satisfaction of amounts paid in settlement of the **Insured's** claim;
(c)   third, to the **Insured** in satisfaction of the applicable **Deductible**; and
(d)   fourth, to the **Insured** in satisfaction of any loss suffered by the **Insured** which was not covered under this policy.

Recovery from reinsurance or indemnity of the **Insurer** will not be deemed a recovery under this section.

Cooperation of Insured

11.   At the **Insurer's** request and at reasonable times and places designated by the **Insurer**, the **Insured** must:
      (a)   Submit to examination by the **Insurer** and subscribe to the same under oath;
      (b)   produce for the **Insurer's** examination all pertinent records; and
      (c)   co-operate with the **Insurer** in all matters pertaining to the loss.

      The **Insured** must execute all papers and render assistance requested to secure to the **Insurer** the rights and causes of action provided for under this policy. The **Insured** must do nothing after loss to prejudice such rights or causes of action.

Termination

12.   If the Policy is for a sole **Insured**, it will not be terminated unless written notice has been given by the acting party to the affected party and to the Securities and Exchange Commission, Washington, D.C., not less than sixty (60) days prior to the effective date of such termination.

      If the Policy is for a joint **Insured**, it will not be terminated unless written notice has been given by the acting party to the affected party, and by the **Insurer** to all **Insureds** and to the Securities and Exchange Commission, Washington, D.C., not less than sixty (60) days prior to the effective date of such termination.

      This policy will terminate as to any one **Policyholder**.
      (a)   immediately on the taking over of such **Insured** by a receiver or other liquidator or by State or Federal officials; or
      (b)   immediately on the filing of a petition under any State or Federal statute relative to bankruptcy or reorganization of the **Insured**, or assignment for the benefit of creditors of the **Insured**; or
      (c)   immediately upon such **Insured** ceasing to exist, whether through merger into another entity, disposition of all of its assets or otherwise,
      in respect of any act, omission or event occurring or arising thereafter.

      The **Insurer** must refund the unearned premium computed at pro rata if terminated for any reason.

      If any partner, director, trustee, or officer or supervisory employee of an **Insured** not acting in collusion with an **Employee** learns of any dishonest act committed by such **Employee** at any time, whether in the employment of the **Insured** or otherwise, whether or not such act is of the type covered under this policy, and whether against the **Insured** or any other person or entity, the **Insured**:
      (i)   must immediately remove such **Employee** from a position that would enable such **Employee** to cause the **Insured** to suffer a loss covered by this policy; and
      (ii) within seventy-two (72) hours of learning that an **Employee** has committed any dishonest act, must notify the **Insurer**, of such action and provide full particulars of such dishonest act.

      The **Insurer** may terminate coverage as respects any **Employee** sixty (60) days after written notice is received by each **Insured Investment Company** and the Securities and Exchange Commission, Washington, D.C. of its desire to terminate this policy as to such **Employee**.

Other Insurance

13.   Coverage under this policy will apply only as excess over any valid and collectable insurance, indemnity or suretyship obtained by or on behalf of:
      (a)   the **Insured**;
      (b)   a **Transportation Company**; or
      (c)   another entity on whose premises the loss occurred or which employed the person causing the loss or engaged the messenger conveying the **Property** involved.

      Other insurance, indemnity or suretyship will not be considered "valid and collectable" if the insurer of that other insurance, indemnity or suretyship:
      (i)   has paid its full limit of liability under that other insurance in full; or
      (ii) cannot pay due to insolvency.

Conformity

14.   If any limitation within this policy is prohibited by any law controlling this policy's construction, such limitation will be deemed to be amended so as to equal the minimum period of limitation provided by such law.

Change or Modification

15.   This policy or any instrument amending or affecting this policy may not be changed or modified orally. No change in or modification of this policy will be effective except when made by written endorsement to this policy signed by an authorized representative of the **Insurer**.

If this policy is for a sole **Insured**, no change or modification which would adversely affect the rights of the **Insured** will be effective prior to sixty (60) days after written notice has been furnished to the Securities and Exchange Commission, Washington, D.C., by the acting party.

If this policy is for a joint **Insured**, no charge or modification which would adversely affect the rights of the **Insured** will be effective prior to sixty (60) days after written notice has been furnished to all **Insureds** and to the Securities and Exchange Commission, Washington, D.C., by the **Insurer**.

Severability of Application and Non-avoidance

16.   No statements made by or on behalf of any **Insured,** nor any information or knowledge possessed by any **Insured**, nor any conduct of any **Insured**, will be imputed to any other **Insured**, to determine their entitlement to cover under this Policy.

The **Insurer** will not avoid or rescind this Policy in whole or in part, seek damages or exercise any other remedy for any misrepresentation, non-disclosure, breach of any warranty or breach of the duty of fair presentation by any **Insured** (including by an agent to insure), except with respect to any fraudulent material misrepresentation, fraudulent material non-disclosure, fraudulent material breach or fraudulent material breach of the duty of fair presentation which is established in by **Final Adjudication**, and then only in relation the **Insured** responsible for the fraudulent material misrepresentation, fraudulent material non-disclosure, fraudulent material breach or fraudulent material breach of the duty of fair presentation.

For the purposes of this general term and condition:
(a)   the phrase "duty of fair presentation" shall have the same meaning as given to it in the UK Insurance Act 2015;
(b)   **Final Adjudication** means in respect of any conviction, judgment or refusal of relief by a judicial or arbitral tribunal:
    (i)   if not appealed against, when the period in which an appeal must be brought has expired; or
    (ii)   if appealed against, when such appeal has been determined, abandoned or otherwise ceased, provided however that such determination, abandonment or cessation is unappealable.

Interpretation

17.   In this policy, unless the context otherwise requires:
(a)   singular includes the plural, and vice versa;
(b)   the male includes the female and neuter, and vice versa;
(c)   all references to specific legislation are to U.S. federal legislation unless otherwise stated and any reference to legislation includes amendments to and re-enactments of such legislation and similar legislation in any jurisdiction (other than with respect to any of the exclusions, except to the extent as may be specifically stated within an exclusion); and
(d)   references to positions, offices or titles include their equivalents in any jurisdiction;
(e)   headings are descriptive only, not an aid to interpretation;
(f)   where prior consent is required by the **Insurer** pursuant to any term or condition of this contract, that consent will not be unreasonably withheld, conditioned, denied or delayed;
(g)   words appearing in bold type have special meaning and are defined.
(h)   examples following the terms "including", "include" or any similar expression (including within any endorsements) shall be construed as illustrative and non-exhaustive.

The "and similar legislation in any jurisdiction" agreement set out within sub-clause (c) above does not apply to any of the exclusions other than to the extent as may be specifically stated within an exclusion.

Sub-clause (h) above does not apply when the word "include" is used within the phrase "does not include", "shall not include", "do not include" or "did not include".

This wording for this Policy is accepted by and adopted as the wording of all insurers subscribing to this Policy, notwithstanding that the wording may in fact have been proffered in whole or in part by the **Insured** and/or its brokers or other party.

Nothing in this policy shall be a condition precedent and no term of this policy may be construed as such.

Legal Privilege

18. Nothing in this Policy shall require the **Insured** to provide to the **Insurer** any document or information which is legally privileged in circumstances where the **Insured** has received legal advice to the effect that disclosure of such document or information to the **Insurer** may result in loss of that legal privilege.

SANCTION LIMITATION AND EXCLUSION CLAUSE

No insurer will be deemed to provide cover and no insurer will be liable to pay any claim or provide any benefit hereunder to the extent that the provision of such cover, payment of such claim or provision of such benefit would expose that insurer to any sanction, prohibition or restriction under United Nations resolutions or the trade or economic sanctions, laws or regulations of the European Union, United Kingdom or United States of America.

POLICYHOLDER DISCLOSURE NOTICE OF TERRORISM INSURANCE COVERAGE
(for policies with no terrorism exclusion or sub-limit)

You are notified that, under the Terrorism Risk Insurance Act of 2002 (the "Act") effective November 26, 2002, this contract makes available to you insurance for losses arising out of certain acts of international terrorism. Terrorism is defined as any act certified by the Secretary of the Treasury, in concurrence with the Secretary of State and the Attorney General of the United States, to be an act of terrorism; to be a violent act or an act that is dangerous to human life, property or infrastructure; to have resulted in damage within the United States, or outside the United States in the case of an air carrier or vessel or the premises of a United States Mission; and to have been committed by an individual or individuals acting on behalf of any foreign person or foreign interest, as part of an effort to coerce the civilian population of the United States or to influence the contract or affect the conduct of the United States Government by coercion.

You should know that the insurance provided by your contract for losses caused by acts of terrorism is partially reimbursed by the United States under the formula set forth in the Act. Under this formula, the United States pays 90% of covered terrorism losses that exceed the statutorily established deductible to be paid by the insurance company providing the coverage. The portion of your contract's annual premium that is attributable to insurance for such acts of terrorism is: USD -0-.

If you have any questions about this notice, please contact your agent or broker.

SERVICE OF SUIT CLAUSE (U.S.A.)

It is agreed that in the event of the failure of the Insurers hereon to pay any amount claimed to be due hereunder, the Insurers hereon, at the request of the Insured (or Reinsured), will submit to the jurisdiction of a Court of competent jurisdiction within the United States. Nothing in this Clause constitutes or should be understood to constitute a waiver of Insurers' rights to commence an action in any Court of competent jurisdiction in the United States, to remove an action to a United States District Court, or to seek a transfer of a case to another Court as permitted by the laws of the United States or of any State in the United States. It is further agreed that service of process in such suit may be made upon Lloyd's America, Inc., Attention: Legal department, 280 Park Avenue, East Tower, 25th Floor, New York, NY 10017, and that in any suit instituted against any one of them upon this contract, Insurers will abide by the final decision of such Court or of any Appellate Court in the event of an appeal.

The above-named are authorized and directed to accept service of process on behalf of Insurers in any such suit and/or upon the request of the Insured (or Reinsured) to give a written undertaking to the Insured (or Reinsured) that they will enter a general appearance upon Insurers' behalf in the event such a suit will be instituted.

Further, pursuant to any statute of any state, territory or district of the United States which makes provision therefrom, Insurers hereon designate the Superintendent, Commissioner or Director of Insurance or other officer specified for that purpose in the statute, or his successor or successors in office, as their true and lawful attorney upon whom may be served any lawful process in any action, suit or proceeding instituted by or on behalf of the Insured (or Reinsured) or any beneficiary hereunder arising out of this contract of insurance (or reinsurance), and designate the above-named as the person to whom the officer is authorized to mail such process or a true copy.

NMA 1998 (24/4/86) Form approved by Lloyd's Insurers' Non-Marine Association.

CRYPTOCURRENCY EXCLUSION

It is agreed that **General Exclusions – Applicable to All Insuring Clauses** is amended by adding the following:

(I)   loss of cryptocurrency or cryptoassets, or any other electronic or digital medium of exchange or store of value, including digital or virtual tokens, except that this exclusion shall not apply to digital fiat currency.

All other terms and conditions remain unchanged.

2. INFORMATION

This section details the information that was provided to Insurers to support the assessment of the risk at the time of underwriting.

Where it is required to provide exposure information it is recommended that this should follow the ACORD exposure schedule standard which can be found at www.acord.org

(Re)insurer(s) have seen documents to support the assessment of the risk at the time of underwriting including but not limited to the following:

- Fidelity Bond Proposal Form Jan 26
- Fund Shareholder Information

3. SECURITY DETAILS

(RE)INSURERS LIABILITY CLAUSE

(Re)insurer's liability several not joint

The liability of a (re)insurer under this contract is several and not joint with other (re)insurers party to this contract. A (re)insurer is liable only for the proportion of liability it has underwritten. A (re)insurer is not jointly liable for the proportion of liability underwritten by any other (re)insurer. Nor is a (re)insurer otherwise responsible for any liability of any other (re)insurer that may underwrite this contract.

The proportion of liability under this contract underwritten by a (re)insurer (or, in the case of a Lloyd's syndicate, the total of the proportions underwritten by all the members of the syndicate taken together) is shown next to its stamp. This is subject always to the provision concerning "signing" below.

In the case of a Lloyd's syndicate, each member of the syndicate (rather than the syndicate itself) is a (re)insurer. Each member has underwritten a proportion of the total shown for the syndicate (that total itself being the total of the proportions underwritten by all the members of the syndicate taken together). The liability of each member of the syndicate is several and not joint with other members. A member is liable only for that member's proportion. A member is not jointly liable for any other member's proportion. Nor is any member otherwise responsible for any liability of any other (re)insurer that may underwrite this contract. The business address of each member is Lloyd's, One Lime Street, London EC3M 7HA. The identity of each member of a Lloyd's syndicate and their respective proportion may be obtained by writing to Market Services, Lloyd's, at the above address.

Proportion of liability

Unless there is "signing" (see below), the proportion of liability under this contract underwritten by each (re)insurer (or, in the case of a Lloyd's syndicate, the total of the proportions underwritten by all the members of the syndicate taken together) is shown next to its stamp and is referred to as its "written line".

Where this contract permits, written lines, or certain written lines, may be adjusted ("signed").In that case a schedule is to be appended to this contract to show the definitive proportion of liability under this contract underwritten by each (re)insurer (or, in the case of a Lloyd's syndicate, the total of the proportions underwritten by all the members of the syndicate taken together). A definitive proportion (or, in the case of a Lloyd's syndicate, the total of the proportions underwritten by all the members of a Lloyd's syndicate taken together) is referred to as a "signed line". The signed lines shown in the schedule will prevail over the written lines unless a proven error in calculation has occurred.

Although reference is made at various points in this clause to "this contract" in the singular, where the circumstances so require this should be read as a reference to contracts in the plural.

21/6/07
LMA3333

ORDER HEREON: 100% of 100%

BASIS OF WRITTEN LINES: Percentage of Whole

BASIS OF SIGNED LINES: Percentage of Whole

SIGNING PROVISIONS: In the event that the written lines hereon exceed 100% of the order, any lines written "to stand" will be allocated in full and all other lines will be signed down in equal proportions so that the aggregate signed lines are equal to 100% of the order without further agreement of any of the (re)insurers.

However:

a)   in the event that the placement of the order is not completed by the commencement date of the period of this (re)insurance contract then all lines written by that date will be signed in full;

b)   the (re)insured may elect for the disproportionate signing of (re)insurers' lines, without further specific agreement of (re)insurers, providing that any such variation is made prior to the commencement date of the period of this (re)insurance contract, and that lines written "to stand" may not be varied without the documented agreement of those (re)insurers;

c)   the signed lines resulting from the application of the above provisions can be varied, before or after the commencement date of the period of this (re)insurance contract, by the documented agreement of the (re)insured and all (re)insurers whose lines are to be varied. The variation to the contracts will take effect only when all such (re)insurers have agreed, with the resulting variation in signed lines commencing from the date set out in that agreement.

WRITTEN LINES

<u>MODE OF EXECUTION CLAUSE</u>

This contract and any changes to it may be executed by:

a. electronic signature technology employing computer software and a digital signature or digitiser pen pad to capture a person's handwritten signature in such a manner that the signature is unique to the person signing, is under the sole control of the person signing, is capable of verification to authenticate the signature and is linked to the document signed in such a manner that if the data is changed, such signature is invalidated;

b. a unique authorisation provided via a secure electronic trading platform

c. a timed and dated authorisation provided via an electronic message/system;

d. an exchange of facsimile/scanned copies showing the original written ink signature of paper documents;

e. an original written ink signature of paper documents (or a true representation of a signature, such as a rubber stamp).;

The use of any one or a combination of these methods of execution shall constitute a legally binding and valid signing of this contract. This contract may be executed in one or more of the above counterparts, each of which, when duly executed, shall be deemed an original.

In a co-insurance placement following (re)insurers may, but are not obliged to, follow the premium charged by the lead (re)insurer.

(Re)insurers may not seek to guarantee for themselves terms as favourable as those which others subsequently achieve during the placement.

It is the responsibility of each (Re)insurer subscribing to this contract to ensure that they are appropriately licenced to underwrite this contract in the territories described herein and can also discharge their relevant Insurance Premium Tax obligations.

UMR: B080154509P26
Contract Holder: Baillie Gifford Funds
Written %   Signed and Dated Stamp
Incorporating Underwriting Reference

Section 1: <u>Risks in the Rest of the World (excluding the EEA and Monaco but including the UK):</u>	**Section 2:** <u>Risks in the EEA and Monaco (but excluding the UK):</u>
Details of variation(s) to the contract applying to the above Insurer only:	
Premium: **for 100% for the policy period**	**Details of variation(s) to the contract applying to the above Insurer only:**
Brokerage: **%**	**Premium:** **for 100% for the policy period**
SMB: **%**	**Brokerage:** **%**
	SMB: **%**

4. SUBSCRIPTION AGREEMENT

SLIP LEADER: Lloyd's Syndicate No. 2488 CGM

BUREAU LEADER: If applicable, as stated here (which takes precedence) or in PPL written lines; otherwise as appointed by default to whichever Bureau Leaders has the largest signed line and, in the event of there being more than one of those, whichever Bureau Leader entered the contract on PPL the earliest of them.

Not applicable unless completed here.

Lloyds Leader:

LIRMA Leader:

ILU Leader:

BASIS OF AGREEMENT TO CONTRACT CHANGES:

GUA (Version 2.0 February 2014) with Non-Marine Schedule - October 2001

A.   In respect of each (re)insurer which at any time has the ability to send and receive ACORD messages via the Exchange:

     i.   Any contract change will be submitted by Willis Limited for agreement via an 'ACORD message';

     ii.   any contract change which requires notification will be notified by Willis Limited via an 'ACORD message';

     iii. It is understood and agreed that whilst any contract change may be negotiated and agreed in any legally effective manner (and will be binding at that stage), such agreement of any contract change will be confirmed by each such (re)insurer via an appropriate 'ACORD message'. For the avoidance of any doubt, no further duty of disclosure arises in relation to any such confirmation.

B.   In respect of each (re)insurer who does not have the ability to send and receive ACORD messages via the Exchange:

     i.   It is understood and agreed that whilst any contract change may be negotiated and agreed in any legally effective manner (and will be binding at that stage), any such contract change will be submitted/notified by Willis Limited electronically via email or other electronic means;

ii. Such binding agreement of any contract change will be confirmed by each such (re)insurer via email or other electronic means. For the avoidance of any doubt, no further duty of disclosure arises in relation to any such confirmation.

Where there is a requirement for any wording to be agreed this is to be agreed by the Slip Leader only.

The Slip Leader is to determine whether amendments to the wording fall into part one, part two or part three of the GUA schedule.

The period of this contract may be extended for up to one calendar month at expiry, at terms to be on agreed by Slip Leader only.

The following clause is applicable to insurance risks which are eligible for TRIA.

TRIA NOTICE CLAUSE

Authority is hereby given to the Slip Leader to issue notice to Insured(s) as required by the U.S. Terrorism Risk Insurance Act of 2002 on behalf of all insurers hereon.

Where differing premium and/or broker remuneration and deductions terms apply to subscribing (re)insurers to this contract and the contract is subsequently subject to any form of additional/return premium, it is hereby agreed that the original premium and/or broker remuneration and deductions proportions shall be applied to such additional/return premium unless specifically stipulated to be otherwise in the endorsement.

OTHER AGREEMENT PARTIES FOR CONTRACT CHANGES, FOR PART 2 GUA CHANGES ONLY:

Where no other agreement parties for contract changes are stated herein, the agreement party will be the Slip Leader only.

OTHER AGREEMENT PARTIES FOR CONTRACT CHANGES, FOR THEIR PROPORTION ONLY:	Where no other agreement parties for contract changes are stated herein, the agreement party will be the Slip Leader only.

BASIS OF CLAIMS AGREEMENT: As specified under the CLAIMS AGREEMENT PARTIES section of this Contract and to be managed in accordance with:

i. The SINGLE CLAIMS AGREEMENT PARTY ARRANGEMENT – LMA9150 [as below] for claims or circumstances assigned as Single Claims Agreement Party Claims (SCAP Claims) or, where it is not applicable, then the following shall apply as appropriate:-

ii. The Lloyd's Claims Scheme (combined) or as amended or any successor thereto.
(N.B. The applicable Lloyd's Claims Scheme/part will be determined by the rules and scope of the Schemes(s))

iii. IUA claims agreement practices.

iv. The practices of any company(ies) electing to agree claims in respect of their own participation.

The applicable arrangements (scheme, agreement or practices) will be determined by the rules and scope of said arrangements and should be referred to as appropriate.

Single Claims Agreement Party Arrangements

1   Single Claims Agreement Party

1.1   Scope

All claims having, or circumstances assessed by the SLIP LEADER as having, a **Claim Amount** at or below GBP250,000 or currency equivalent (the **Threshold Amount**) will be designated a Single Claims Agreement Party Claim (**SCAP Claim**) and will be managed within the terms of these Single Claims Agreement Party Arrangements (these **Arrangements**). For the purposes of these **Arrangements** the SLIP LEADER must be: (a) an authorised person (as defined in Section 31 of the Financial Services and Markets Act 2000) with permission to effect and/or carry out contracts of insurance; or (b) a Member of Lloyd's.

1.2   Exceptions

Where:

1.2.1 the **Claim Amount** is more than, or, in the assessment of the SLIP LEADER, is likely to be more than, the **Threshold Amount**; and/or

1.2.2 after making further enquiries, there remains insufficient information to form a view on the likely quantum of any circumstance or claim and in the SLIP LEADER'S assessment, there is a material risk that the quantum will ultimately exceed the **Threshold Amount**; and/or

1.2.3 issues arise of fraud or avoidance (either under the Insurance Act 2015 or otherwise) or there are allegations against (re)insurers of regulatory breach which may result in regulatory action being taken against (re)insurers, or actionable allegations of improper claims handling have been made in respect of the claim at issue, or, in the assessment of the SLIP LEADER, such issues are likely to arise in connection with a claim; and/or

1.2.4 in the assessment of the SLIP LEADER a claim is, or is likely to become, controversial or complex, or is likely to become subject to **Dispute Resolution Proceedings**,

such claims or circumstances shall be managed in accordance with the provisions of the applicable BASIS OF CLAIMS AGREEMENT.

2. Slip Leader Responsibilities

2.1 Receipt of a Claim

Upon receiving a notification of a claim or circumstance, the SLIP LEADER shall, as soon as practicable, reasonably assess and decide, based on all the relevant circumstances (including but not limited to the **Claims Information**), whether such claim or circumstance is a **SCAP Claim** and notify the Broker accordingly with instructions for it to advise this decision to all claims agreement parties defined in B of the CLAIMS AGREEMENT PARTIES section.

2.2 Role of the Slip Leader

A **SCAP Claim** shall be **Determined** by the SLIP LEADER on behalf of itself and all (re)insurers which subscribe: (1) to this **Contract** on the same contractual terms (other than premium and brokerage); and (2) to these **Arrangements** (**Subscribing (Re)Insurers**).

When Determining a **SCAP Claim**, including where the SLIP LEADER may have delegated the **Determination** of a **SCAP Claim**, the SLIP LEADER must always:

2.2.1 act in good faith and exercise the reasonable care of a competent (re)insurer; and

2.2.2 act in the best interest of all **Subscribing (Re)Insurers** on whose behalf it acts; and

2.2.3 comply with all laws, sanctions regimes, regulations and related guidance (including, but not limited to, those issued by Lloyd's, the Financial Conduct Authority and/or the Prudential Regulation Authority) as may be applicable to the **Determination** of a **SCAP Claim** and to which the SLIP LEADER is subject, including, but not limited to conduct of business rules requiring (re)insurers to treat customers fairly (if applicable in that jurisdiction); and

2.2.4 notify either directly or via the Broker, all **Subscribing (Re)Insurers** of any **Dispute Resolution Proceedings** commenced against them.

For the avoidance of doubt, the SLIP LEADER shall have no obligations or liability to any (re)insurer, other than a **Subscribing (Re)Insurer**, arising out of or in any way connected with the **Determination** of a **SCAP Claim**.

2.3 Reassigning Claims

Where during the life of a **SCAP Claim** any of the provisions of clause 1.2 apply, the SLIP LEADER shall:

2.3.1 reassign the **SCAP Claim** to the claims agreement parties defined in B of the CLAIMS AGREEMENT PARTIES section; and

2.3.2 notify the Broker accordingly with instructions for it to advise all applicable claims agreement parties defined in B of the CLAIMS AGREEMENT PARTIES section, following which the provisions of the applicable BASIS OF CLAIMS AGREEMENT shall apply to the claim.

The SLIP LEADER may, at any time, reassign a **SCAP Claim** outside of these **Arrangements** if having due regard to the available **Claims Information**, all relevant circumstances and its ability to act in accordance with clauses 2.2.1 to 2.2.3 inclusive, it considers that this assignment would be appropriate, following which the provisions of the applicable BASIS OF CLAIMS AGREEMENT shall apply to the claim.

The Broker may also, at any time, reassign a **SCAP Claim** outside of these **Arrangements** and to the provisions of the applicable BASIS OF CLAIMS AGREEMENT by advising all claims agreement parties defined in B of the CLAIMS AGREEMENT PARTIES section.

Where a **SCAP Claim** has been reassigned outside of these **Arrangements**, it may not, without the consent of all claims agreement parties defined in B of the CLAIMS AGREEMENT PARTIES section, be reassigned as a **SCAP Claim**.

Notwithstanding clauses 1.2.1 and 1.2.2 but without prejudice to any other right or requirement to (re)assign a **SCAP Claim** outside of these **Arrangements**, where the exchange rate between Sterling and the currency in which the **SCAP Claim** has been made fluctuates after the conversion date stated in A of the CLAIMS AGREEMENT PARTIES section such that the Sterling value of the claim exceeds the **Threshold Amount**, the claim shall not cease to be a **SCAP Claim** by reason of the currency fluctuation alone.

2.4   Delegation of Determination

The SLIP LEADER may delegate its **Determination** of a SCAP Claim to another entity.

Despite its right to delegate the **Determination** of a **SCAP Claim** pursuant to these **Arrangements** the SLIP LEADER shall remain responsible for all acts and omissions of the delegate and the acts and omissions of those employed or engaged by the delegate as if they were its own.

2.5   Processing Claims

The SLIP LEADER shall ensure that all supporting information has been properly documented prior to payment of the claim and that such records are kept for a period of no less than seven years after closure, subject always to the requirements of applicable laws (including but not limited to those applicable to the processing of personal data and privacy).

3.   Broker Responsibilities

Notwithstanding the application of these **Arrangements**, the Broker shall advise all claims agreement parties defined in B of the CLAIMS AGREEMENT PARTIES section of any or all of the following matters or events, where known, as soon as practicable:

3.1   any new claim or circumstance assigned as a **SCAP Claim**;

3.2   any recommended reserve or reserves for a **SCAP Claim**;

3.3   any revision to the recommended reserve or reserves for a **SCAP Claim**;

3.4   any change in the assignment of a **SCAP Claim**;

3.5   the receipt of notice of the commencement of any **Dispute Resolution Proceedings** relating to a **SCAP Claim**;

3.6   the final **Determination** of a **SCAP Claim**, including where a **SCAP Claim** is denied;

3.7   any receipt of a complaint against (re)insurers;

3.8   any termination of the SLIP LEADER's authority to **Determine** claims under clauses 4.1 to 4.3 inclusive; and/or

3.9   where so requested by the SLIP LEADER, the identity and participation of all **Subscribing (Re)Insurers**.

A **Subscribing (Re)Insurer** may request the SLIP LEADER and/or Broker to provide such further information as it may reasonably require and the SLIP LEADER and Broker shall co-operate fully with any such request.

4.   Termination of the SLIP LEADER's Authority

In the event that the SLIP LEADER:

4.1   becomes the subject of voluntary or involuntary rehabilitation or liquidation, action in bankruptcy or similar or in any way otherwise acknowledges its insolvency or is unable to pay its debts or losses; or

4.2   has its right to transact the main class of business covered by the slip withdrawn, suspended, removed or made conditional or impaired in any way by any regulatory authority; or

4.3   ceases to be either: (a) an authorised person (as defined in Section 31 of the Financial Services and Markets Act 2000) with permission to effect and/or carry out contracts of insurance; or (b) a member of Lloyd's,

the authority of that SLIP LEADER to **Determine** all **SCAP Claims** shall automatically terminate from the date of that event, following which the provisions of the applicable BASIS OF CLAIMS AGREEMENT shall apply to the claim.

5   Professional Advisers

5.1   The SLIP LEADER has the sole authority to appoint and instruct an independent, external, professional adviser (which may include, but is not limited to, a lawyer, loss adjuster, surveyor, actuary or accountant) on behalf of **Subscribing (Re)Insurers** where, in its sole discretion, it considers the professional adviser necessary for the **Determination** of a claim. The SLIP LEADER shall supervise the professional adviser throughout the period of their appointment.

5.2　　A professional adviser appointed in connection with a **SCAP Claim** pursuant to clause 5.1 above may, at the SLIP LEADER's discretion, be instructed to send all reports and correspondence directly to the SLIP LEADER. The professional adviser's fees shall be agreed by the SLIP LEADER. The fees of the professional adviser shall be shared between the **Subscribing (Re)Insurers** in accordance with their respective shares of the **SCAP Claim**.

6　　Claims Concerns

If a **Subscribing (Re)Insurer** has a concern regarding the handling of a **SCAP Claim** by the SLIP LEADER it shall notify the SLIP LEADER of its concern. The SLIP LEADER and the **Subscribing (Re)Insurer** which has raised the concern shall promptly confer and use their best endeavours to resolve the concern. If any disagreement remains after a period of 28 days from the date on which the concern was notified to the SLIP LEADER, the authority of the SLIP LEADER to **Determine** the **SCAP Claim** to which the concern relates shall terminate, following which the provisions of the applicable BASIS OF CLAIMS AGREEMENT shall apply to the claim.

7　　Intra-(Re)Insurer Dispute Resolution Protocols

Before a **Subscribing (Re)Insurer** (Claimant) can bring a legal claim against the SLIP LEADER in relation to the **Determination** of a **SCAP Claim** or for an alleged breach of its obligations under these **Arrangements**, it must first attempt to resolve the dispute (**Dispute**) as follows:

7.1　　The **Claimant** shall notify the SLIP LEADER that it is commencing the **Dispute Resolution Protocols** prescribed in this clause 7.

7.2　　The **Dispute** shall first be referred to representatives of the SLIP LEADER and of the **Claimant** who shall meet in a good faith effort to resolve the **Dispute**. If a resolution is not achieved within 21 days from the date the **Dispute** was referred to these individuals, the matter shall be escalated to a member of senior management responsible for claims, for each of the **Claimant** and SLIP LEADER, who shall attempt to resolve the **Dispute**.

7.3   If the **Dispute** has not been resolved within 28 days from the date upon which it is referred to senior management, then the **Claimant** and SLIP LEADER shall enter into a mediation agreement in the form prescribed by the LMA and IUA. If the resulting mediation fails to resolve the **Dispute**, then the **Dispute** shall be settled by arbitration in accordance with clause 7.4, provided always that the decision to commence an arbitration must be taken by the senior management of the **Claimant** in question.

7.4   All arbitrations arising out of or in connection with a **Dispute** shall be referred to arbitration under ARIAS Fast Track Arbitration Rules. The seat of arbitration shall be London.

8   Limitation of Liability

8.1   The total liability, whether in contract, in tort (including but not limited to negligence), breach of fiduciary duty, breach of statutory duty or otherwise, of a SLIP LEADER to all **Subscribing (Re)Insurers** on whose behalf it has acted, or is acting, under these **Arrangements** shall not exceed GBP 500,000 in respect of any one **SCAP Claim** (**Liability Cap**).

8.2   If the aggregate liability of a SLIP LEADER in respect of any one **SCAP Claim** would exceed the **Liability Cap**, the **Subscribing (Re)Insurers** shall each be entitled to be paid only a share of the **Liability Cap** calculated in proportion to the share of the (re)insurance underwritten by each **Subscribing (Re)Insurer** (excluding for the purposes of this clause any share underwritten by the SLIP LEADER).

8.3   A SLIP LEADER shall not be liable for loss of profits, loss of business, loss of use (in each case whether direct or indirect) or any other indirect, special, or consequential damages alleged to have been suffered by a **Subscribing (Re)Insurer** arising out of its breach of the terms of these **Arrangements**.

8.4   Notwithstanding clause 8.3 but subject always to clauses 8.1, 8.2 and 8.5, nothing in this clause 8 is intended to exclude the SLIP LEADER'S liability to the **Subscribing (Re)Insurers** in respect of damages payable by the **Subscribing (Re)Insurers** to the (re)insured, in addition to the Claim Amount, arising from the mishandling of a **SCAP Claim** by the SLIP LEADER, its agents or employees, where such mishandling gives rise to an actionable claim for damages against **Subscribing (Re)Insurers**.

8.5   Nothing in these **Arrangements** shall exclude, restrict or limit with respect to the handling of a **SCAP**

Claim a SLIP LEADER's liability for: (1) fraud or fraudulent misrepresentation; (2) death or personal injury caused by its negligence or the negligence of its employees or agents; or (3) any matter in respect of which it would be unlawful to exclude or restrict liability.

9 Choice of Law and Jurisdiction

Notwithstanding any other choice of law, express or implied in the contract of (re)insurance, the provisions of these **Arrangements** shall be construed and governed in accordance with the Laws of England and Wales and the **Subscribing (Re)Insurers** submit to the exclusive jurisdiction of the Courts of England and Wales.

10 Exclusions

10.1 The following types of business (and applicable risk codes for Lloyd's) are excluded from these **Arrangements**:

    10.1.1   Binding Authorities;

    10.1.2   Proportional & Quota Share Treaties.

10.2 The following forms of settlement are excluded from these Arrangements:

    10.2.1   ex gratia payments of any kind;

    10.2.2   commutation agreements.

Definitions

In these **Arrangements**, unless the context otherwise requires, the following words shall have the following meanings:

Claim Amount means:
- in relation to each **SCAP Claim**, the total amount claimed (after the application of any applicable deductible(s));or

- in relation to a circumstance, the total amount which, in the judgement of the SLIP LEADER, may be claimed (after the application of any applicable deductible(s)),

- by the (re)insured from all (re)insurers under the **Contract** including, but not limited to, any of their expenses or other sums that are recoverable from the (re)insurers under the **Contract** pursuant to the terms of the (re)insurance. The Claim Amount shall exclude any costs incurred by the (re)insurers arising out of, or in connection with the handling of a **SCAP Claim**.

Claims Information means the information contained within a notification or provided by the (re)insured or its agent in relation to a **SCAP Claim**. It also includes all information obtained by the SLIP LEADER or provided by any **Professional Adviser** employed by (re)insurers.

Contract means, for the purposes of these **Arrangements**, (re)insurance evidenced by (re)insurers subscribing to a single Market Reform Contract and where all (re)insurers participate on the same contractual terms and conditions (other than premium and brokerage).

Determination/Determine means all claims handling activities necessary (including the appointment and instruction of any **Professional Advisers**) in order to: (i) accept or deny a **SCAP Claim**, in whole or in part; (ii) agree any amount payable and (iii) resolve finally any open matter in respect of the **SCAP Claim** by agreement or, negotiation.

Dispute Resolution Proceedings means any litigation, arbitration, mediation, regulatory hearing (other than before an ombudsman) or other contested proceeding commenced by or against **Subscribing (Re)Insurers** in any jurisdiction.

LMA9150
01 February 2018

CLAIMS AGREEMENT PARTIES:

A. Claims falling within the scope of the (LMA9150) to be agreed by Slip Leader only on behalf of all (re)insurers subscribing (1) to this Contract on the same contractual terms (other than premium and brokerage) and (2) to these Arrangement.

For the purposes of calculating the Threshold Amount, the sterling rate on the date that a financial value of the claim is first established by the Slip Leader shall be used and the rate of exchange shall be the Bank of England spot rate for the purchase of sterling at the time of the deemed conversion.

B. For all other claims:

i) For Lloyd's syndicates:

The leading Lloyd's syndicate and, where required by the applicable Lloyd's Claims Scheme, the second Lloyd's syndicate.

The second Lloyd's Syndicate, unless designated here or elsewhere in the contract otherwise as appointed by default to whichever Lloyd's syndicate has the largest signed line and, in the event of there being more than one of those, whichever Lloyd's syndicate entered the contract on PPL the earliest of them.

ii) Those companies acting in accordance with the IUA claims agreement practices, excepting those that may have opted out via iii) below

iii) Those companies that have specifically elected to agree claims in respect of their own participation.

iv) All other subscribing insurers that are not party to the Lloyd's/IUA claims agreement practices, each in respect of their own participation.

v) In the event of any participant ceasing trading/active underwriting, any right to agree claims is withdrawn and they will be bound by the decisions of the Slip Leader and any claims agreement parties.

In the event of said participant having ceased trading/active underwriting being a claims agreement party, their authority to agree claims will be substituted as follows:

a) If the participant is a Lloyd's syndicate, their authority to agree claims will be substituted by whichever Lloyd's syndicate has the largest signed line and, in the event of there being more than one of those, whichever Lloyd's syndicate entered the contract the earliest of them.
b) If the participant is a non-Lloyd's insurer, their authority to agree claims will be substituted by whichever non-Lloyd's insurer has the largest signed line and, in the event of there being more than one of those, whichever non-Lloyd's insurer entered the contract the earliest of them.

vi) Notwithstanding anything contained in the above to the contrary, any ex gratia payments to be agreed by each (re)insurer for their own participation.

CLAIMS ADMINISTRATION:

Willis Limited and (re)insurers agree that any claims hereunder (including any claims related costs/fees) will be notified and administered via the Electronic Claims File (ECF) with any payment(s) processed via CLASS, unless both parties agree to do otherwise.

Where claims or circumstances are not administered via

ECF, notification, administration and payment(s) will be electronic.

Where a Lloyd's syndicate or IUA company is not an agreement party to the claim or circumstance (per CLAIMS AGREEMENT PARTIES A. above) they agree to accept correct ECF sequences for administrative purposes to ensure information is circulated to all subscribing parties.

Willis Limited are authorised to obtain translations of claims documents on behalf of insurers, with Insurers' associated costs being payable by Insurers as provided for under Expert(s) Fees Collection heading.

For Non Bureaux Insurers only

Claims settlement to be remitted to Willis Limited (unless otherwise specified within the contract) within 7 working days after agreement of claim by Slip Leader and submission of collection to market(s).

RULES AND EXTENT OF ANY OTHER DELEGATED CLAIMS AUTHORITY:	None Where the Claims Agreement Parties hereunder have delegated authority to a third party, then all insurers will follow the settlements of the appointed third party.
EXPERT(S) FEES COLLECTION:	In respect of Expert(s) Fees payable by (re)insurers for services performed on their behalf, an appointed Service Provider to provide all collection and disbursement services on behalf of (re)insurers in conjunction with, whenever appropriate, Xchanging in respect of any bureau markets. In respect of Expert(s) Fees payable by (re)insurers for services performed on behalf of the (re)insured Willis Limited to collect fees.
SETTLEMENT DUE DATE:	19 June 2026

In the absence of a Settlement Due Date, a Premium Payment Warranty or a Premium Payment Clause which automatically cancels the contract if premium payment is not paid by a specified date, the Settlement Due Date will be calculated by granting 60 days (or 90 days in respect of reinsurance) from whichever is the later of either:

1.   the inception date of the risk or

2.   the date on which the final (Re)insurer agreement is obtained

In the event the details contained within the contract (MRC) differ from those shown in any electronic trading platform, it is understood and agreed that the contract (MRC) shall take precedence.

INSTALMENT PREMIUM PERIOD OF CREDIT:

Not applicable unless detailed here.

ADJUSTMENT PREMIUM PERIOD OF CREDIT:

Not applicable unless detailed here.

BUREAUX ARRANGEMENTS:

Premium Processing Clause

Where the premium is to be paid through Xchanging Ins-sure Services (XIS), payment to Insurers will be deemed to occur on the day that a delinked premium is released for settlement by the Appointed Broker or in the case of non-delinked premiums, on the day that the error-free Premium Advice Note (PAN) is submitted to XIS.

Where premiums are to be paid by instalments under the Deferred Account Scheme, and the Appointed Broker does not receive the premium in time to comply with the agreed settlement date for the second or subsequent instalment, the Appointed Broker, if electing to suspend the automatic debiting of the relevant deferred instalment, shall advise the Slip Leader in writing and instruct XIS accordingly. XIS shall then notify Insurers. Payment to any entity within the same group of companies as the Appointed Broker will be deemed to be payment to the Appointed Broker.

Nothing in this clause shall be construed to override the terms of any Premium Payment Warranty or Clause or any Termination or Cancellation provision contained in this contract. Furthermore, any amendment to the Settlement Due Date of a premium instalment as a result of the operation of this Premium Processing Clause shall not amend the date that such instalment is deemed to be due for the purposes of such Premium Payment Warranty or Clause or Termination or Cancellation provision unless Insurers expressly agree otherwise.

Appointed Broker : Willis Limited

LSW3003
14/12/09

Xchanging Ins-sure Services (XIS) are authorised to sign premium, de-linked or otherwise, from individual insureds, cedants, territories, insurers or class of business sections separately as and when received from Willis Limited.

In the event that any applicable premium payment warranty, clause or condition has a different due date to the settlement due date, XIS are hereby authorised to amend the settlement due date to match the premium payment warranty, clause or condition due date. This agreement shall be binding on all bureau insurers.

Insurers hereby agree that any premium payable in instalments under this contract will be processed as delinked additional premium entries other than when submitted under the Deferred Account Scheme.

Where any Settlement Due Date (SDD), Premium Payment Warranty (PPW) or Premium Payment Condition (PPC) due date falls on a weekend or public holiday, presentation to XIS or insurers hereon or release for settlement of a delinked premium as applicable on the next working day will be deemed to be in compliance with such SDD, PPW or PPC.

Where Premium Transfers have been completed any additional/return premiums due thereafter will be paid/deducted from the last Year of Account unless advised differently by (re)insurers.

Agreed to accept currency rate of exchange adjustments as presented to XIS bearing evidence of Insured payment / settlement.

For signing purposes XIS agree to accept netted down premiums (being both gross and net) as presented by Willis Limited.

All premium related transactions shall be settled in the same currency as indicated in this contract and all claims related transactions, including fees and expenses shall be paid in any appropriate currency as requested by the Insured, expert or adjuster, providing:

Where the currency(ies) is not a currency nominated by Lloyd's, IUA or XIS as a settlement currency, or where one or more XIS Underwriter does not transact business in a nominated XIS settlement currency or where all or part of the Lloyd's premium is to be settled in US Dollars (USD) for US or Canadian Trust Fund purposes, then all transactions will be converted into Pounds Sterling (GBP), US Dollars (USD) or Euro (EUR), as specified by Willis Limited, at the applicable rate of exchange which shall be determined by:

a)   the date of receipt by Willis Limited for premiums
b)   the date of payment to the client for claims and return premiums or as agreed by the Slip Leader.

XIS are authorised to:

- issue For Declaration Only (FDO) signings (to allow prompt policy signing and notification of claims via ECF, where necessary).

Insurers agree to allow delinked signings to be removed on Broker instruction only, subject to evidence that insurers have been advised by the Broker that it has been unable to collect the premium.

Tax Schedules and other documentation supporting premium calculation included within submissions to XIS are deemed informational documents only and do not form part of the contract nor require underwriter agreement.

For the purpose of policy production only references to "Slip Leader" and "Slip Leader only" herein are deemed to read "Insurers".

NON-BUREAUX ARRANGEMENTS:

Insurers agree to accept premium from individual insureds, cedants, territories or class of business sections separately as and when received from Willis Limited.

In the event that any applicable premium payment warranty, clause or condition has a different due date to the settlement due date, insurers hereby agree the settlement due date is amended to match the premium payment warranty, clause or condition due date. This agreement shall be binding on all non-bureau insurers.

Premium included in the next Statement of Account dispatched electronically after SDD shall be deemed to meet Premium Payment Terms. This does not supersede priority payments nor special payment terms nor specifically agreed payment and currency terms stated in this contract.

Notwithstanding anything to the contrary contained herein, premium due in respect of this contract that is available for settlement and presented to (re)insurers in a Technical Account (TA) ACORD message on or before the PPW, PPC or SDD date shall be deemed to satisfy said Premium Payment Terms. (Re)insurers are responsible for the Business Acceptance (BA) of each Technical Account (TA) to enable funds to be included within the next e-Accounting Financial Account (FA) ACORD message.

Agreed to accept currency rate of exchange adjustments as presented to insurers bearing evidence of Insured payment / settlement.

All premium related transactions shall be settled in the same currency as indicated in this contract and all claims related transactions, including fees and expenses shall be paid in any appropriate currency as requested by the Insured, expert or adjuster, providing:

Where the currency(ies) is not a currency nominated by insurers or Willis Limited as a settlement currency, then all transactions will be converted into Pounds Sterling (GBP), US Dollars (USD) or Euro (EUR), as specified by Willis Limited, at the applicable rate of exchange which shall be determined by:

a)   the date of receipt by Willis Limited for premiums
b)   the date of payment to the client for claims and return premiums or as agreed by the Slip Leader.

Settlements in respect of any Canadian interest will be converted, where necessary, into US Dollars (USD) or Canadian Dollars (CAD) for payment to insurers at the applicable rate of exchange determined by the date of premium receipt by Willis Limited.

5. FISCAL AND REGULATORY

TAX PAYABLE BY INSURER(S):   None

COUNTRY OF ORIGIN: United Kingdom

REGULATORY RISK LOCATION: United Kingdom

OVERSEAS BROKER: Direct Insured

US CLASSIFICATION: Non-Regulated - Non US Risk

ALLOCATION OF PREMIUM TO CODING: BB - 100%

In the event the details contained within the contract (MRC) differ from those shown in any electronic trading platform, it is understood and agreed that the contract (MRC) shall take precedence.

REGULATORY CLIENT CLASSIFICATION: Commercial - Large Risk

6. BROKER REMUNERATION AND DEDUCTIONS

FEE PAYABLE BY CLIENT?:   Yes

TOTAL BROKERAGE: 0%

OTHER DEDUCTIONS FROM PREMIUM :   None

SECURITY DETAILS

REFERENCES

UMR (Unique Market Reference): B080154509P26

Date contract printed to PDF: 11:26 24 April 2026

SIGNED UNDERWRITERS

Chubb   **Slip Leader**

CHUBB   **XIS**
                          LIRMA A2203

100% | A | K | F | H | 6 | P | A | T | 6 | 6 | 1 | 2 | | | | BB
Written

12:28 23 April 2026

100%   Chubb Global Markets - Financial Lines, LIRMA A2203 - a trading name of Chubb European
Signed   Group SE (EEA risks are underwritten by CEG SE and non-EEA risks are underwritten by
               CEG SE's UK Branch)
               Mark Ingram
               Bound

Line Conditions

Agreement Party for all Claims

Chubb uses the personal information which your broker supplies to us for underwriting, policy administration, claims management and other insurance purposes, as further described in our Master Privacy Policy, available at www.chubb.com.

SETTLEMENT INFORMATION

Terms of Settlement

Settlement Due Date: 19 June 2026

Instalment Premium Period of Credit: 0

Adjustment Premium Period of Credit: 0

Chubb

Non-Bureau Leader

Mark Ingram